UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)(1)

Ten Stix, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

88024N106

(CUSIP Number)

Andrew S. Miller
Manager
Rapid Funding, LLC
200 Spruce Street
Suite 200
Denver, Colorado  80230

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88024N106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew S. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rapid Funding, LLC 84-1581632

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

AMENDMENT NO. 4

TO SCHEDULE 13D

This amended statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Ten Stix, Inc., a Colorado corporation (the “Issuer”).  This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the U.S. Securities and Exchange Commission (“SEC”) in connection with the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

This amended statement on Schedule 13D is jointly filed by Andrew S. Miller (“Mr. Miller”) and Rapid Funding, LLC, a Colorado limited liability company of which Mr. Miller is the sole member and manager (“Rapid Funding”).

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended as follows:

On July 15, 2004, the Issuer completed the purchase from Rapid Funding of all 37,264,600 Shares owned by Rapid Funding for a total purchase price of $200,000.00 in connection with a Stipulation dated April 5, 2004 (the “Stipulation”) which was approved on April 6, 2004 by the court (the “Order”) in Rapid Funding, LLC v. Ten Stix, Inc. et al., Case No. 04 CV 0461, Jefferson County, Colorado, District Court (the “Lawsuit”) to settle the Lawsuit.

The Stipulation, the Order and the Lawsuit were previously reported on this amended statement. The description of the Stipulation and the Order are qualified in their entirety by the provisions thereof attached as Exhibit A to Amendment No. 1 to this amended statement.

Item 4.	Purpose of Transaction
Item 4 is hereby amended as follows:

As previously reported on this amended statement, Rapid Funding brought the Lawsuit against the Issuer, Mr. Tony A. Cranford and Mr. Thomas E. Sawyer (collectively, the “Defendants”) on a number of legal and equitable theories.  On April 5, 2004 Rapid Funding and the Defendants entered into the Stipulation in an effort to settle the Lawsuit.  On April 6, 2004 the Jefferson County, Colorado, District Court entered the Order approving the Stipulation.

As previously reported on this amended statement, the Stipulation required Rapid Funding to subsequently sell to the Issuer all of the Shares received by Rapid Funding in connection with the Lawsuit (the “Lawsuit Shares”) in exchange for $200,000.00 in cash (the “Purchase Price”).  The Purchase Price was required to be paid in twelve installments, but could be prepaid by the Issuer.  The first installment was due on the earlier of (a) July 1, 2004, or (b) 30 days after the Issuer has held a shareholder’s meeting according to the Stipulation, with each installment thereafter being due on the first day of each and every month thereafter, subject to a grace period of five business days.  The first eight installments were to be in an amount of $15,000.00 each, and the last four installments were to be in an amount of $20,000.00 each.  Upon payment in full of the Purchase Price, Rapid Funding would transfer the Lawsuit Shares to the Issuer.  The Stipulation also provided that in no event could the Issuer borrow more than $75,000 in the aggregate pursuant to the terms of the Stipulation without the prior written consent of Rapid Funding, which consent could be withheld or conditioned in Rapid Funding’s sole discretion; provided, however, that the Issuer had the right to borrow funds and pay such funds to Rapid Funding without Rapid Funding’s prior written consent if and only if the borrowed funds were sufficient to pay in full the entire unpaid Purchase Price due and payable to Rapid Funding.

Pursuant to the terms of the Stipulation, on July 1, 2004 the Issuer made an initial payment of $15,000.00 on the Purchase Price to Rapid Funding for the

purchase of the Lawsuit Shares.  On July 15, 2004, pursuant to the terms of the Stipulation, the Issuer borrowed funds it then used to pay the unpaid balance of the Purchase Price to Rapid Funding totaling $185,000.00 for the purchase of the Lawsuit Shares and Rapid Funding transferred the Lawsuit Shares to the Issuer by blank stock powers (the “Stipulation Purchase”).

The description of the Stipulation and the Order are qualified in their entirety by the provisions thereof attached as Exhibit A to Amendment No. 1 to this amended statement.
Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended as follows:
The amended information regarding sole and shared beneficial ownership of the Shares of the Reporting Persons is incorporated by reference to the cover pages to this amended statement.
As a result of the Stipulation Purchase, Mr. Miller and Rapid Funding no longer beneficially own any Shares.

*   *   *   *   *

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2004

/s/ Andrew S. Miller
Andrew S. Miller

RAPID FUNDING, LLC.

/s/ Andrew S. Miller
Andrew S. Miller, Manager